Exhibit 99.2

MATERIAL CHANGE REPORT

PURSUANT TO SECTION 7.1 OF NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company:

Medicure Inc. (the “Company”)

2 – 1250 Waverley Street

Winnipeg, Manitoba

R3T 6C6

2.	Date of Material Change:

March 16, 2018

3.	News Release:

The Company issued a press release regarding the material change on March 19, 2018, a copy of which is attached hereto.

4.	Summary of Material Change:

On March 19, 2018, Medicure Inc. ("Medicure" or the "Company") announced that it had placed its PREXXARTAN® (valsartan) oral solution project on hold pending the resolution of a dispute that Medicure has become aware of between the owner of the New Drug Application (“NDA”), Carmel Biosciences, Inc. (“Carmel”) and the third party manufacturer of the product.

Medicure had previously announced on October 31, 2017 that, through its subsidiary, Medicure International Inc., it acquired an exclusive license to sell and market PREXXARTAN® in the United States and its territories for a seven-year term with extensions to the term available and on December 19, 2017, Medicure announced that PREXXARTAN® had received United States Food and Drug Administration approval. Medicure had intended to launch PREXXARTAN® during the first half of 2018. To date, Medicure has only made an up-front payment of US$100,000, to Carmel in regards to PREXXARTAN® and Medicure has reserved all of its rights under the license agreement with Carmel for PREXXARTAN®.

5.	Full Description of Material Change:

See attached Schedule “A”.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable.

7.	Omitted Information:

Not Applicable.

8.	Executive Officer:

James Kinley, Chief Financial Officer

Tel: (204) 487-7412

DATED at Winnipeg, Manitoba this 22nd day of March 2018.

MEDICURE INC.

Per:	“James Kinley”
James Kinley, Chief Financial Officer

SCHEDULE “A”

Medicure Announces an Up-Date on PREXXARTAN® Launch

WINNIPEG, March 19, 2018 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a cardiovascular pharmaceutical company, today announced that it has placed its PREXXARTAN® (valsartan) oral solution project on hold pending the resolution of a dispute that Medicure has become aware of between the owner of the New Drug Application ("NDA"), Carmel Biosciences, Inc. ("Carmel") and the third party manufacturer of the product.

Medicure had previously announced on October 31, 2017 that, through its subsidiary, Medicure International Inc., it acquired an exclusive license to sell and market PREXXARTAN® in the United States and its territories for a seven-year term with extensions to the term available and on December 19, 2017, Medicure announced that PREXXARTAN® had received United States Food and Drug Administration  approval.  Medicure had intended to launch PREXXARTAN® during the first half of 2018. To date, Medicure has only made an up-front payment of US$100,000, to Carmel in regards to PREXXARTAN® and Medicure has reserved all of its rights under the license agreement with Carmel for PREXXARTAN®.

About Medicure

Medicure is a pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. cardiovascular market. The primary focus of the Company is the marketing and distribution of AGGRASTAT (tirofiban hydrochloride) injection in the United States, where it is sold through the Company's U.S. subsidiary, Medicure Pharma, Inc. For more information on Medicure please visit www.medicure.com.

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). Forward-looking statements, include the target launch date for new products, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances. Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements, and as such, readers are cautioned not to place undue reliance on forward-looking statements. Such risk factors include, among others, the Company's future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: general business and economic conditions; the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results; the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects; the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms; results of current and future clinical trials; the uncertainties associated with the acceptance and demand for new products and market competition. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2016.

SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/March2018/19/c3363.html

%CIK: 0001133519

For further information: James Kinley, Chief Financial Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 07:30e 19-MAR-18